December 30, 2008

John Cannarella

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Mail Stop 7010

Washington, D.C. 20549-7010

Re:                             Forest Oil Corporation

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed February 28, 2008

Form 10-Q for the Quarterly Period Ended September 30, 2008

Filed November 6, 2008

File No. 001-13515

Dear Mr. Cannarella:

Set forth below are our responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated December 16, 2008 with respect to the filings referenced above.  For your convenience, the text of the Staff’s comments is set forth below in bold followed by our responses.

Form 10-K for the Fiscal Year Ended December 31, 2007

Consolidated Statements of Operations, page 58

1.                                       We note that you have reported separate line items on the face of your statement of operations for realized and unrealized hedge gains and losses.  Please modify your presentation to report realized and unrealized gains and losses from derivatives in a single line item, or tell us why you believe your presentation is appropriate.

Response to Comment 1

Statement of Financial Accounting Standards No. 133 (as amended), Accounting for Derivative Instruments and Hedging Activities, does not provide guidance on the required statement of operations classification related to derivatives(1).  Given the lack of specific guidance on statement of operations geography, we have elected to present separately realized and unrealized gains and losses because (i) such a presentation provides meaningful information to the users of our financial statements and (ii) we believe separately stating these items on the face of the statement of operations, both under “other income and expense,” provides more clarity and transparency to

(1) The lack of specificity in the authoritative literature has also been acknowledged by Staff comments shared in public forums, including in a speech given by E. Michael Pierce of the Office of the Chief Accountant on December 4, 2000 and another speech given by Gregory A. Faucette of the Office of the Chief Accountant on December 11, 2003.

the results of operations.  Users of our financial statements view this segregation as providing key information, especially in these turbulent economic times, where the amount of the charge requiring cash settlement versus the charge that does not, is key information.  In addition, the unrealized gains and losses amount is already stated as a separate line item in the statement of cash flows as a non-cash charge.  If not presented in the statement of operations, the users would be required to reference the statement of cash flows or a footnote – neither of which appears to add the clarity to our financial statements that the Commission has long encouraged.

Forest’s presentation does not result in the practice of synthetic instrument accounting, whereby realized gains or losses would be reclassified as revenues.  We understand that synthetic instrument presentation may be viewed as an attempt to reflect quasi-hedge accounting.  However, in the extant case, both realized and unrealized gains and losses are presented together under the caption “other income and expense.”  Combining those separate lines would not change any measurement on the face of the statement of operations, but merely reduce the information provided under the “other income and expense” category.

Form 10-Q for the Quarterly Period Ended September 30, 2008

2.                                       We note that on September 30, 2008, you acquired producing oil and natural gas properties from Cordillera Texas, L.P.  Please clarify if you deemed this an acquisition of a business for accounting and reporting purposes.  If applicable, please modify your disclosure to include a preliminary purchase price allocation, and provide us your computations of significance tests under Articles 1-02(w) and 3-05 of Regulation S-X.

Response to Comment 2

On September 30, 2008, we acquired certain oil and natural gas properties from Cordillera Texas, L.P. (“Cordillera”).  We did not acquire the limited partnership entity, its employees, or its systems; nor did we acquire all of Cordillera’s oil and gas assets.  We have fully integrated the acquired assets into our existing operations, systems, and processes.  Statement of Financial Accounting Standards No. 141 (as amended), Business Combinations, refers to EITF 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business, in determining the definition of a business.  When determining whether an asset group constitutes a business, Issue 98-3 states:

A business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors.  A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues.  For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers…A transferred set of activities and assets fails the definition of a business if it excludes one or more of the above items such that it is not possible for the set to continue normal operations and sustain a revenue stream by providing its products and/or services to customers.

2

On a stand-alone basis, the Cordillera assets do not represent a business under this definition.

We deemed the acquisition to be an acquisition of a business for reporting purposes under Rule 3-05, as interpreted in the Division of Corporation Finance’s Financial Reporting Manual; therefore, we performed significance tests under Articles 1-02(w) and 3-05 of Regulation S-X, noting that the acquisition was not significant.  Our significance tests are enclosed.

*******

In connection with the foregoing responses, the undersigned, on behalf of Forest, acknowledges that Forest is responsible for the adequacy and accuracy of the disclosure in the above referenced filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and Forest may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and consideration of these matters.

Sincerely,

David H. Keyte

Executive Vice President and Chief Financial Officer

Cc:                               Jill Davis

United States Securities and Exchange Commission

Division of Finance

H. Craig Clark

President and Chief Executive Officer

Forest Oil Corporation

3

Forest Oil Corporation

Cordillera Texas, L.P. Significance Test

Purpose

To determine if financial statements of the business to be acquired (certain Texas oil and gas properties and related assets of Cordillera Texas, L.P.) are required to be filed with the SEC pursuant to Regulation S-X Rule 3-05.

Authoritative Literature

Per 3-05 (b)(2), the significance of the business to be acquired should be determined in accordance with Regulation S-X Rule 1-02(w), whose conditions and tests are laid out below.  Per 3-05 (b)(2):

(i) If none of the conditions exceeds 20 percent, financial statements are not required. However, if the aggregate impact of the individually insignificant businesses acquired since the date of the most recent audited balance sheet filed for the registrant exceeds 50%, financial statements covering at least the substantial majority of the businesses acquired shall be furnished. Such financial statements shall be for at least the most recent fiscal year and any interim periods specified in Rules 3-01 and 3-02.

(ii) If any of the conditions exceeds 20 percent, but none exceed 40 percent, financial statements shall be furnished for at least the most recent fiscal year and any interim periods specified in Rules 3-01 and 3-02.

(iii) If any of the conditions exceeds 40 percent, but none exceed 50 percent, financial statements shall be furnished for at least the two most recent fiscal years and any interim periods specified in Rules 3-01 and 3-02.

(iv) If any of the conditions exceed 50 percent, the full financial statements specified in Rules 3-01 and 3-02 shall be furnished. However, financial statements for the earliest of the three fiscal years required may be omitted if net revenues reported by the acquired business in its most recent fiscal year are less than $50 million.

Per 3-05 (b)(3), the determination shall be made by comparing the most recent annual financial statements of each such business, or group of related businesses on a combined basis, to the registrant’s most recent annual consolidated financial statements filed at or prior to the date of acquisition. However, if the registrant made a significant acquisition subsequent to the latest fiscal year-end and filed a report on Form 8-K which included audited financial statements of such acquired business for the periods required by this section and the pro forma financial information required by Article 11, such determination may be made by using pro forma amounts for the latest fiscal year in the report on Form 8-K rather than by using the historical amounts of the registrant. The tests may not be made by “annualizing” data.

(1)	Purchase Price Test

The registrant’s and its other subsidiaries’ investments in and advances to the subsidiary exceed 10 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year.  (In a purchase business combination, the registrant’s investment, or purchase price, represents the total GAAP purchase price that will be allocated to target assets and liabilities acquired. This amount includes consideration paid and the costs of the acquisition.  Total purchase price is compared to the registrant’s total assets presented in its most recent year-end balance sheet filed with the SEC).

FST 12/31/07 Total Assets		5,695,548,000
Purchase Price	(a)	928,747,109
Purchase Price as % of Assets		16.31%

(a)	568,647,109	cash consideration
	359,600,000	stock consideration
	500,000	estimated acquisition costs
	928,747,109

(2)	Asset Test

The registrant’s and its other subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the subsidiary exceeds 10 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year.  (The asset test compares the registrant’s share of the acquired entity’s total assets to the registrant’s consolidated total assets as of each entity’s most recent fiscal year-end).

FST 12/31/07 Total Assets		5,695,548,000
Cordillera Assets	(b)	936,195,549
Assets as % of Assets		16.44%

(b) The purchase price plus liabilities acquired equals the value of the assets purchased.

(3)	Pre-Tax Income Test

The registrant’s and its other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 10 percent of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year.  (The pretax income test compares the registrant’s equity in the acquired entity’s pretax income from continuing operations to that of the registrant. Pretax income for the purposes of Rule 3-05 is computed as net income adjusted for the effects of income taxes, discontinued operations, extraordinary items, and the cumulative effects of changes in accounting principles.  Amounts are for each entity’s most recent fiscal year-end).

Year Ended 12/31/07
Forest		Cordillera		Cordillera as % of FST
Pre-Tax Income	231,701,000	Revs > DOE	39,712,176	17.14%
Revs > DOE	840,955,000	Revs > DOE	39,712,176	4.72%

Neither of the above calculations exceed 20%.  Note that when only direct revenues and expenses of a lesser component are available, generally, the excess of revenues over expenses may be compared to the comparable amounts of the registrant.

Conclusion

As none of the conditions exceeds 20%, the financial statements of the business to be acquired are not required to be filed with the SEC pursuant to Regulation S-X Rule 3-05.